EXHIBIT 99.1

New Found Gold Expands Queensway Gold Project

2025 Work Program

Vancouver, BC, June 16, 2025 - New Found Gold Corp. (“New Found Gold” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce an expansion of the 2025 Work Program at the Company’s 100% owned Queensway Gold Project (“Queensway” or the “Project”) in Newfoundland and Labrador.

Highlights:

•	70,000 metres (“m”) diamond drill program underway;
•	Approximately 11,750 m in 104 DDH[1] has been drilled to date, with five drill rigs currently on site;
•	80% of planned drilling focused on resource definition and pre-development work and 20% on exploration;
•	The AFZ Core excavation program is underway, with channel sampling of the Iceberg excavation approximately 80% complete and the Lotto excavation commencing shortly;
•	A regional exploration program at Queensway South and Queensway North is underway and is expected to run until late September, 2025;
•	In addition to a PEA[2] planned for release in late Q2/25, the Company is conducting ongoing engineering studies, including metallurgical testwork and trade-off studies; and
•	Additional environmental work will be undertaken in 2025 to ensure that all baseline studies are completed for upcoming permitting processes.

Melissa Render, President of New Found Gold stated: “With the recent closing of our bought deal financing, the Company is well-financed to expand our 2025 work program. The primary focus remains the key deliverables to advance Queensway on the path to development. The work program will include approximately 70,000 m of drilling, along with engineering and environmental studies. Given the district-scale potential of our extensive landholdings, we will be conducting exploration drilling on high-priority targets such as Dropkick and will conduct a regional program in highly prospective and under-explored portions of both Queensway South and Queensway North.”

Resource Definition and Pre-development Drilling

Approximately 80% of the planned 2025 drilling at Queensway will be focused on infill drilling of inferred and unclassified mineralization within the pit shells of the AFZ Core portion of the initial mineral resource estimate (“MRE”), grade control drilling at the Keats and Iceberg zones and geotechnical, hydrogeological and condemnation drilling (see the New Found Gold news release dated March 24, 2025 for additional information on the initial MRE). This work began in May 2025 and is planned to continue through December 2025.

Exploration Drilling

Approximately 20% of the planned 2025 drilling at Queensway will be focused on exploration, including potential expansions to the initial MRE and new discoveries. This work began in June 2025, with drilling at the Dropkick zone (“Dropkick”).

Dropkick is a new high-grade gold target located 11 kilometres (“km”) north of the AFZ Core and open in all directions. Drilling at Dropkick began in late 2024 and therefore was not included in the initial MRE. Highlights from 2024 drilling at Dropkick include:

•	42.8 g/t Au over 14.95 m in NFGC-24-2225[3],
•	89.5 g/t Au over 5.85 m in NFGC-24-2197 and
•	26.2 g/t Au over 16.15 m in NFGC-24-2193.

For the full results from Dropkick see the New Found Gold news releases dated Feb. 11, 2025 and May 21, 2025.

AFZ Core Excavation Program

Excavation of the shallow overburden covering the near-surface portion of key zones in AFZ Core began with the Keats zone, which was excavated in 2023 and mapped and sampled in 2024 (see the New Found Gold news release dated December 2, 2024). This work was successful in providing greater confidence in the geologic model, the grade distribution of very high-grade veins and the structural controls on mineralization in this zone.

The Iceberg zone was excavated over a 220 m by 105 m area in late 2024. The Iceberg zone excavation has exposed broad zones of gold-bearing quartz veins directly below 2.5 to 9 m of overburden. This excavation has been successfully dewatered and channel sampling focused on the key mineralized domains within the excavated area at 7.5 m intervals is approximately 80% complete.

Following the completion of the infill drilling at the Lotto zone, overburden will be excavated to expose the gold-bearing quartz veins. Excavation of the Lotto zone is expected to be completed in Q4/25 and channel sampling is planned for Q2/26.

The Company continues to evaluate the size and location of a bulk sample for the Project within the mineralized zones exposed in the AFZ Core Excavation Program.

Regional Exploration Program

The Company has commenced a regional exploration program at Queensway South and Queensway North. This work will focus on the northern and southern extensions of the Appleton and JBP Fault Zones and follow-up on high-priority targets generated by earlier regional programs. Work will include soil and rock sampling, trenching, a 156 square kilometre magnetic survey and a quaternary geological study.

Engineering Studies

On November 6, 2024, the Company announced it had engaged SLR Consulting (Canada) Ltd (“SLR”) to deliver an initial MRE and PEA. The MRE was announced on March 24, 2025, and a PEA is ongoing with a target completion date of late Q2/25. This is an important milestone for the Project as it will provide preliminary project economics in addition to defining the work programs that will allow the Company to advance the Project. Mine design and planning, metallurgical processing and economic optimizations will be conducted by SLR to complete the PEA.

Additional engineering studies include:

•	Metallurgical testing programs are ongoing, with additional work to further refine the flowsheet for the next phase of studies in 2026;
•	Condemnation drilling for siting of plant infrastructure, geotechnical and hydrogeological data collection programs are commencing, and required as inputs for the next phase of studies in 2026; and
•	Additional trade-off studies to optimize the Project are planned for completion in Q3/25.

Environmental Studies

The Company will be undertaking additional environmental studies in 2025 as part of its commitment to the Project. Since 2021, New Found Gold has been collecting baseline environmental data to develop a comprehensive multi-year dataset. Environmental studies in 2025 have been designed to ensure that all baseline studies are conducted for upcoming permitting processes.

About New Found Gold

New Found Gold holds a 100% interest in Queensway, located in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

The Company has completed an initial MRE at Queensway (see New Found Gold news release dated March 24, 2025). A fully funded PEA is underway, with completion scheduled for late Q2/25.

Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the 175,600 hectare project that covers a 110 km strike extent along two prospective fault zones.

New Found Gold is a well-funded advanced exploration company focused on growth and value creation at Queensway. The Company has a new management team and a solid shareholder base, including an approximately 19% holding by Eric Sprott.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Keith Boyle

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company’s website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at

https://www.linkedin.com/company/newfound-gold-corp

https://x.com/newfoundgold

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Ms. Render consents to the publication of this press release, by New Found Gold. Ms. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

Acknowledgements

New Found Gold acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to the expansion of the Company’s 2025 work program; engineering and environmental studies and various programs expected to be completed by the Company, including the timing thereof; the AFZ Core Excavation Program and the timing thereof; planned drilling and exploration on the Project and the timing and expected benefits thereof; the initial resource estimate; the preliminary economic assessment and the expected funding, timing and benefits thereof; the advancement of the Project towards development; the interpretation of drilling and assay results, the extent of mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the focus and timing of same; the merits of the Queensway Project; future press releases by the Company; and funding of the Company. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “encouraging”, “pending”, “potential”, “goal”, “focus”, “objective”, “opportunity”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to complete the preliminary economic assessment, the results and timing of the preliminary economic assessment, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

1 DDH = diamond drill holes

2 PEA = preliminary economic assessment

3 Note that the host structures are interpreted to be moderately to steeply dipping and true widths are generally estimated to be 55% to 85% in NFGC-24-2197, 40% to 70% in NFGC-24-2225 and 25% to 55% NFGC-24-2193. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution when above 200m vertical depth and 2m consecutive dilution when below 200m vertical depth. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.